Exhibit 99.1

Commtouch Reports an Increase in Net Income to $1 Million in the Second Quarter of 2009

Board Approves Addition of $1 Million to Share Repurchase Program

Sunnyvale, Calif. – July 29, 2009 – Commtouch® (NASDAQ: CTCH), a leading messaging and Web security technology provider, today announced its second quarter 2009 results.

Second Quarter 2009 Financial Highlights:

•	Revenues for the second quarter of 2009 increased by 5% to $3,733 thousand compared to $3,568 thousand in the second quarter of 2008.

•	Net income in accordance with US Generally Accepted Accounting Principles (US GAAP) for the second quarter of 2009 was $696 thousand, as compared with $582 thousand in the second quarter of 2008.

•
Non-GAAP net income for the second quarter of 2009 was $1,027 thousand, as compared with non-GAAP net income of $938 thousand for the second quarter of 2008. Non-GAAP net income for the second quarter of 2009 excludes $331 thousand of stock-based compensation expenses, recorded in accordance with Financial Accounting Standards No. 123R.

•	Deferred Revenues (long-term and short-term) as of June 30, 2009 amounted to $2,776 thousand, compared to $2,976 in deferred revenues as of December 31, 2008.

•	Operating cash flow for the second quarter of 2009 was $773 thousand, compared to $591 thousand in the second quarter of 2008.

•
The Company made a $477 thousand follow-on investment in Mirapoint, a secure messaging and archiving vendor and an OEM licensee. This is the Company’s second investment in Mirapoint, bringing the total to date that the Company has invested to $1.2 million.

•
During the second quarter of 2009, the company continued executing its share buy-back program. As of June 30, 2009, the company had used a total of $2,788 thousand out of the original buy-back program of $4 million for the repurchase of 1,463 thousand shares at an average price of $1.91. The company intends to continue to implement the buy-back program under the guidance of its Board of Directors, which decided to increase the program by $1 million (bringing the total in the program to $5 million).  The parameters for the program announced in the company’s press release of July 30, 2008 remain applicable to this additional allocation.

•
Cash, short-term cash deposits and marketable securities as of June 30, 2009, amounted to $16,058 thousand, compared to $16,401 thousand as of December 31, 2008. The change is primarily the result of the positive operating cash flow as offset by the above-mentioned investment in Mirapoint and the buy-back program.

•	The Company signed agreements with eight new OEM partners during the second quarter, resulting in a total of 125 OEM partners using Commtouch messaging and/or Web security technologies.

“In the second quarter, we met or exceeded all of the operational and financial goals we had set for ourselves,” commented Gideon Mantel, chief executive officer and chairman of the board. “We achieved our revenue goals, our operating expense targets, our planned number of new customers, the number of deals signed for the new Web security product and our buy-back plan objectives. In fact, the second quarter is the best we have ever had in terms of non-GAAP profit. Looking ahead, our improving results plus the growing sales of our new Web security product indicate that the next quarter will be even stronger.”

Business Outlook

Based on current business activities and general economic conditions, Commtouch's management reiterates its full year 2009 guidance, as follows:

Full year 2009 revenues are expected to grow to between $15 million and $16 million. Net income for 2009 is expected to be approximately $4 million on a non-GAAP basis.

The above outlook is as of the date of this release, and the company undertakes no obligation to update its estimates in the future.

Use of Non-GAAP Measures

Commtouch’s non-GAAP net income differs from results reported under U.S. GAAP due to non-cash items; since it is too early to determine the impact of stock-based compensation expense for the rest of the 2009 year, Commtouch is not providing guidance on GAAP net income. Stock-based compensation expense has a negative impact on net income.

This press release includes financial measures for net income (loss), basic and diluted earnings per share that exclude stock-based compensation expenses and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance that enhances management's and investors' ability to evaluate the company's net income or loss and earnings or loss per share and to compare it with historical net income or loss and earnings or loss per share.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

Financial Results Conference Call
The company has scheduled a conference call later today, Wednesday, July 29, 2009 at 11 a.m. ET.

To participate in the call, please dial one of the following numbers ten minutes prior to the start time of the call:
U.S.: 1 888 281 1167;
ISRAEL: 03 918 0644;
INTERNATIONAL: +972 3 918 0644

For those unable to listen to the live call, a replay of the call will be available the day after the call in the investor relations section of Commtouch’s website, at: www.commtouch.com/investor-relations.

About Commtouch

Commtouch® (NASDAQ: CTCH) provides proven messaging and Web security technology to more than 100 security companies and service providers for integration into their solutions. Commtouch’s patented Recurrent Pattern Detection™ (RPD™) and GlobalView™ technologies are founded on a unique cloud-based approach, and work together in a comprehensive feedback loop to protect effectively in all languages and formats. Commtouch technology automatically analyzes billions of Internet transactions in real-time in its global data centers to identify new threats as they are initiated, protecting email infrastructures and enabling safe, compliant browsing. The company’s expertise in building efficient, massive-scale security services has resulted in mitigating Internet threats for thousands of organizations and hundreds of millions of users in 190 countries. Commtouch was founded in 1991, is headquartered in Netanya, Israel, and has a subsidiary in Sunnyvale, Calif.

Stay abreast of the latest news at the Commtouch Café: http://blog.commtouch.com. For more information about enhancing security offerings with Commtouch technology, see http://www.commtouch.com or write to info@commtouch.com.

Recurrent Pattern Detection, RPD, Zero-Hour and GlobalView are trademarks, and Commtouch is a registered trademark, of Commtouch Software Ltd. U.S. Patent No. 6,330,590 is owned by Commtouch.

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release, including those relating to a) the expectation of stronger third quarter and b) the company’s business outlook for 2009, are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy, both domestic as well as international; fewer than expected new-partner relationships; competitive factors, including pricing pressures; technological developments, and products offered by competitors; the ability of our OEM partners to successfully penetrate markets with products integrated with Commtouch technology; a slower than expected acceptance rate for our newer product offerings; availability of qualified staff; and technological difficulties and resource constraints encountered in developing new products,  as well as those risks described in the text of this press release and the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Company Contact Ron Ela Chief Financial Officer Tel: (US) 650-864-2291 (int’l) +972-9-8636813 ron.ela@commtouch.com	Investor Relations Contact Ehud Helft / Kenny Green GK Investor Relations Tel: (US) 646-201-9246 (Israel) +972-3-607-4717 info@gkir.com

** Tables to Follow **

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30	December 31
	2009	2008
	Unaudited	Audited
	In US$ thousands

Assets:
Current Assets:
Cash and cash equivalents	$10,632	$13,661
Short term cash deposit	498	740
Short term marketable securities	-	2,000
Trade receivables	1,640	1,614
Prepaid expenses and other accounts receivable	502	389
Total current assets	13,272	18,404

Long term marketable securities	4,928	-
Long-term lease deposits	47	64
Severance pay fund	717	720
Property and equipment, net	717	771
Investment in affiliate	1,227	750
Total assets	20,908	20,709

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	283	253
Employees and payroll accruals	724	726
Accrued expenses and other liabilities	188	237
Short-term deferred revenue	2,235	2,341
Total current liabilities	3,430	3,557

Long-term deferred revenue	541	635
Accrued severance pay	884	857
Total liabilities	1,425	1,492

Shareholders’ equity	16,053	15,660
Total liabilities and shareholders’ equity	$20,908	$20,709

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In US$ thousands, except per share amounts)

	Three months ended		Six months ended
	June 30		June 30
	2009	2008	2009	2008
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	$3,733	$3,568	$7,276	$6,969

Cost of revenues	516	459	1,029	908

Gross profit	3,217	3,109	6,247	6,061

Operating expenses:

Research and development	765	792	1,551	1,573

Sales and marketing	1,022	967	2,020	1,982

General and administrative	746	839	1,478	1,708

Total operating expenses	2,533	2,598	5,049	5,263

Operating profit	684	511	1,198	798

Financial (expenses) income, net	12	71	(66)	191

Income before taxes	696	582	1,132	989

Taxes on income	-	-	-	7

Net income attributable to ordinary and equivalently participating shareholders
	$696	$582	$1,132	$982

Earning per share- basic	$0.03	$0.02	$0.05	$0.04

Earning per share- diluted	$0.03	$0.02	$0.04	$0.04

Weighted average number of shares outstanding:
Basic	24,717	25,662	24,887	25,529

Diluted	25,069	26,725	25,230	26,928

Supplementary Financial Information

Unaudited Reconciliation of GAAP Financial Information to NON-GAAP
(In US$ thousands)

	Three months ended
	June 30

	GAAP	FAS123R	Non GAAP	GAAP	FAS123R	Non GAAP
	2009	Adjustments	2009	2008	Adjustments	2008
	Unaudited

Revenues	$3,733		$3,733	$3,568		$3,568

Cost of revenues	516	10	506	459	12	447

Gross profit	3,217	(10)	3,227	3,109	(12)	3,121

Operating expenses:

Research and development	765	75	690	792	67	725

Sales and marketing	1,022	74	948	967	68	899

General and administrative	746	172	574	839	209	630

Total operating expenses	2,533	321	2,212	2,598	344	2,254

Operating profit	684	331	1,015	511	356	867

Financial (expenses) income, net	12		12	71		71

Income before taxes	696		1,027	582		938

Net income	$696		$1,027	$582		$938

Earning per share- basic	$0.03		$0.04	$0.02		$0.04

Earning per share- diluted	$0.03		$0.04	$0.02		$0.04

Weighted average number of shares outstanding:
Basic	24,717		24,717	25,662		25,662

Diluted	25,069		25,069	26,725		26,725

Supplementary Financial Information

Unaudited Reconciliation of GAAP Financial Information to NON-GAAP
(In US$ thousands)

	Six months ended
	June 30

	GAAP	FAS123R	Non GAAP	GAAP	FAS123R	Non GAAP
	2009	Adjustments	2009	2008	Adjustments	2008
	Unaudited

Revenues	$7,276		$7,276	$6,969		$6,969

Cost of revenues	1,029	20	1,009	908	24	884

Gross profit	6,247	(20)	6,267	6,061	(24)	6,085

Operating expenses:

Research and development	1,551	146	1,405	1,573	182	1,391

Sales and marketing	2,020	146	1,874	1,982	149	1,833

General and administrative	1,478	347	1,131	1,708	535	1,173

Total operating expenses	5,049	639	4,410	5,263	866	4,397

Operating profit	1,198	659	1,857	798	890	1,688

Financial (expenses) income, net	(66)		(66)	191		191

Income before taxes	1,132		1,791	989		1,879

Taxes on income	-		-	7		7

Net income	1,132		$1,791	$982		$1,872

Earning per share- basic	$0.05		$0.07	$0.04		$0.07

Earning per share- diluted	$0.04		$0.07	$0.04		$0.07

Weighted average number of shares outstanding:
Basic	24,887		24,887	25,529		25,529

Diluted	25,230		25,230	26,928		26,928

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED CASH FLOW DATA
(In US$ thousands)

	Three months ended		Six months ended
	June 30		June 30
	2009	2008	2009	2008
Cash flow from operating activities	Unaudited	Unaudited	Unaudited	Unaudited

Net income	$696	$582	$1,132	$982

Adjustments:
Depreciation	127	117	245	223
Compensations related to options issued to employees and consultants	337	366	666	915

Changes in assets and liabilities:
(Increase) Decrease in trade receivables	47	(235)	(26)	(191)
(Increase) Decrease in prepaid expenses and other receivables	(144)	65	(130)	100
Increase in accounts payable	43	72	14	45
(Decrease) increase in employees and payroll accruals, accrued expenses and other liabilities	2	(145)	(51)	37
Decrease in deferred revenues	(359)	(225)	(200)	(430)
Increase (decrease) in accrued severance pay, net	24	(6)	30	6
Net cash provided by operating activities	773	591	1,680	1,687

Cash from investing activities

Change in short term cash deposit	241	-	242	1,300
(Purchase) sales of marketable securities	(4,949)	-	(2,949)	-
Change in long - term lease deposits	13	(19)	17	(29)
Investment in afiliate	(477)	-	(477)	-
Purchase of property and equipment	(80)	(173)	(158)	(272)
Net cash (used in) provided by investing activities	(5,252)	(192)	(3,325)	999

Cash flows from financing activities

Buyback of outstanding shares	(815)	-	(1,454)	-
Proceeds from options and warrants exercises	15	579	70	802
Net cash (used in) provided by financing activities	(800)	579	(1,384)	802

(Decrease) increase in cash and cash equivalents	(5,279)	978	(3,029)	3,488
Cash and cash equivalents at the beginning of the period	15,911	13,317	13,661	10,807
Cash and cash equivalents at the end of the period	$10,632	$14,295	$10,632	$14,295